

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via E-mail

John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza
Suite 700
San Francisco, CA 94105

> **Re: RPX Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-171817**

Dear Mr. Amster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated March 28, 2011 but continue to believe that the requested disclosure constitutes information important to investors and thus we are reissuing the comment. If affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will continue to own a controlling interest in you after the offering, please disclose this controlling interest on both the cover page of the prospectus as well as in the prospectus summary.

Subscription Fees and Agreements, page 64

2. You disclose that clients may purchase your patents for defensive purposes. Please also

disclose what this means to other clients of yours with respect to such patent assets. For example, does this mean that other clients no longer have rights to such patents?

Principal Stockholders, page 95

3.   We note your response to prior comment 13 from our letter dated March 28, 2011. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power, not economic interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). To the extent that you choose to retain the disclaimers of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

Exhibit Index

4.   You indicate in your response to prior comment 18 that you did not file your Series A purchase agreement as exhibits since they were entered into more than two years before the filing date of the registration statement and there are no continuing obligations under the Series A purchase agreement. As you know, Item 601(b)(10)(i) of Regulation S-K requires contracts not made in the ordinary course of business to also be filed if contracts are to be performed in whole or in part at or after the filing. Additionally, Item 601(b)(4)(i) of Regulation S-K requires instruments defining the rights of holders of equity securities being registered to be filed as exhibits. Since the preferred stock agreement was outstanding at the filing date and the preferred stock will convert into common stock, which is being registered, we believe it should be filed as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Bennett L. Yee (via E-mail)